ELECTRONIC TRANSACTION CLEARING, INC.
(SEC I.D. NO. 8-67790)

STATEMENT OF FINANCIAL CONDITION
TOGETHER WITH AUDITOR'S REPORT
DECEMBER 31, 2019

Filed pursuant to Rule 17A-5(e)(3) under the Securities
Exchange Act of 1934 as a public document.

****

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Electronic Transaction Clearing, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 South Figueroa Street, Suite 1450

(No. and Street)

Los Angeles	**CA**	**90017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Brennan **(214)765-1258**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Citrin Cooperman & Company, LLP

(Name – *if individual, state, last, first, middle name*)

529 Fifth Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Brennan, swear (or affirm) that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of **Electronic Transaction Clearing, Inc.**, as of **December 31, 2019,** is true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____
Signature

President
_____
Title

State of New York
County of New York

Subscribed and sworn to before me
this 28ᵗʰ day of February 2020

_____
Eli Wishnivetski, Notary Public
Commission Number: 02WI6402357
My Commission Expires December 30, 2023

This report** contains (check all applicable boxes):

☒   (a)   Facing page.
☒   (b)   Statement of financial condition.
☐   (c)   Statement of income (loss).
☐   (d)   Statement of changes in financial condition.
☐   (e)   Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
☐   (f)   Statement of changes in liabilities subordinated to claims of creditors.
☐   (g)   Computation of net capital.
☐   (h)   Computation for determination of reserve requirements pursuant to Rule 15c3-3.
☐   (i)   Information relating to the possession or control requirements under Rule 15c3-3.
☐   (j)   A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.
☐   (k)   A reconciliation between the audited and Audited statements of financial condition with respect to methods of consolidation.
☒   (l)   An oath or affirmation.
☐   (m)   A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
☐   (n)   A report describing any material weaknesses found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
Electronic Transaction Clearing, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Electronic Transaction Clearing, Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Electronic Transaction Clearing, Inc. as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statement, Electronic Transaction Clearing, Inc. has changed its method of accounting for leases in 2019 due to the adoption of Financial Accounting Standards Board Accounting Standards Codification Topic 842, *Leases*.

Basis for Opinion

This financial statement is the responsibility of Electronic Transaction Clearing, Inc.'s management. Our responsibility is to express an opinion on Electronic Transaction Clearing, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Electronic Transaction Clearing, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Electronic Transaction Clearing, Inc.'s auditor since 2018.
New York, New York
February 28, 2020

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

CITRINCOOPERMAN.COM

Electronic Transaction Clearing, Inc.
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	16,202,247
Cash segregated under federal and other regulations		49,313,814
Securities borrowed		89,428,082
Receivable from brokers, dealers and clearing organizations		16,838,831
Receivable from customers		29,736,378
Securities borrowed rebate receivables		1,035,150
Right of use assets		1,960,742
Other assets		774,049
Total assets	$	205,289,293

Liabilities and Stockholder's Equity

Liabilities

Payable to customers	$	85,767,996
Securities loaned		44,391,792
Payable to brokers, dealers and clearing organizations		26,534,659
Securities loaned rebate payables		604,398
Accounts payable and accrued liabilities		7,377,153
Lease liabilities		2,191,430
Total liabilities		166,867,428
Contingencies - Note 19		–

Stockholder's equity

Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding		–
Common stock, $0.001 par value, 10,000,000 shares authorized, 4,917,735 shares issued and outstanding		4,918
Additional paid-in-capital		60,044,299
Accumulated deficit		(21,627,352)
Total stockholder's equity		38,421,865
Total Liabilities and Stockholder's Equity	$	205,289,293

See Accompanying Notes to Statement of Financial Condition

1.   **Organization and Nature of Business**

Electronic Transaction Clearing, Inc. (the "Company" or "ETC") was incorporated on November 9, 2007 in the state of Delaware. The Company is a wholly owned subsidiary of ETC Global Holdings, LLC ("ETCGH"). The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") as well as various exchanges and other self-regulatory organizations. The Company is also a member of the National Securities Clearing Corporation ("NSCC") and is a participant in the Depository Trust Company ("DTC") and the Options Clearing Corporation ("OCC"). The Company maintains an omnibus relationship with Lek Securities Corporation ("Lek") for options clearance.

The Company provides clearing services to customers and correspondent broker-dealers.

The Company entered into a service bureau and collaboration agreement with Coinbase, Inc. on March 1, 2018, to provide a custody solution for certain digital currencies. These digital currencies held for custody purposes are not deemed securities as defined by the Securities Act of 1934. On February 15, 2019, Coinbase, Inc. notified the Company of its intention to terminate the service bureau and collaboration agreement and transition the customer accounts to another custodian. This transition was completed on March 31, 2019.

On September 6, 2019, pursuant to an Equity Purchase Agreement ("Agreement"), ETC Global Group, LLC ("ETCGG"), was acquired by Peak6 ETC Holdings, LLC, ("Peak6 ETC"), a Delaware limited liability company. ETCGG was the owner of ETCGH, the Company's parent. Peak6 ETC is wholly owned by Apex Clearing Holdings, LLC, ("ACH").

2.   **Significant Accounting Policies**

Basis of Presentation and Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2019. Actual results could differ materially from such estimates included in the statement of financial condition. The Company's functional base currency is the U.S. Dollar, and no transactions are conducted in other currencies.

Cash
The Company has all cash on deposit with major money center banks. The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Cash Segregated Under Federal and Other Regulations
The Company is required by its primary regulators, the SEC and FINRA, to segregate cash to satisfy rules regarding the protection of client assets under the Securities Exchange Act of 1934, Rule 15c3-3 which is subject to withdrawal restrictions.

Short-Term Borrowings

The Company obtains short-term financing by borrowing from major money center banks on an overnight basis. These borrowings can be performed on an unsecured and secured basis. The principal associated with these borrowings are recorded as Short-term borrowings in the Statement of financial condition. The Company can also borrow under a loan agreement from Peak6 ETC on an overnight unsecured basis and this amount is reported in Accounts payable and accrued liabilities.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. Securities loaned transactions require the receipt of collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and securities loaned daily, with additional collateral obtained or returned, as necessary. Interest receivable and interest payable on these transactions are accrued and reported respectively as Securities borrowed rebate receivables and Securities loaned rebate payables in the Statement of financial condition.

Securities Received from Customers

Customers securities are not reflected in the Statement of financial condition as the Company does not own such securities and they may only be sold or rehypothecated to the extent the Company requires the equivalent funds to meet regulatory or counterparty requirements.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from clearing organizations include amounts receivable from clearing organizations relating to open transactions, non-customer receivables, amounts related to unsettled securities activities and clearing deposits. Payables to clearing organizations include amounts payable to clearing organizations relating to open transactions, non-customer payables, and amounts related to unsettled securities activities. These balances are reported net by counterparty when the right of offset exists.

Securities Failed to Deliver and Securities Failed to Receive

Securities failed to deliver and Securities failed to receive represent sales and purchases of securities by the Company, either for its account or for accounts of its customers or other brokers and dealers, respectively, which were not delivered or received on settlement date. Such transactions are initially measured at their contracted value. These amounts are reported in the Statement of financial condition as Receivable from and Payable to brokers, dealers and clearing organizations.

Receivables from and Payables to Customers

Customer receivables and payables represent amounts due from/to customers, primarily related to margin transactions and cash deposits, which are reported net by customer in the Statement of financial condition. The Company does not include in the Statement of financial condition the securities owned by customers or the securities sold short by customers.

Furniture and Office Equipment
Furniture and office equipment are recorded at cost, net of accumulated depreciation of $34,159 and are reported in Other assets in the Statement of financial condition. Depreciation is computed under the straight-line method using estimated useful lives of three to seven years.

Receivable from and Payable to Broker Dealer Omnibus Accounts and Receivable from and Payable to Customers Omnibus Accounts
Amounts receivable from customer and broker-dealer omnibus accounts represent amounts on deposit with custodians with whom the Company has an omnibus relationship. Amounts payable to customer and broker-dealer omnibus accounts include amounts due regarding transactions with which the Company has an omnibus clearing agreement. These amounts are reported in the Statement of financial condition respectively as Receivable from and Payable to brokers, dealers, and clearing organizations.

Income Taxes
At December 31, 2019, the Company will file a consolidated federal income tax return and combined state income tax returns with ACH. Additionally, for the stub-period leading up to the date of and pursuant to the Agreement, the Company will file a partial year consolidated federal income tax return and combined state income tax returns with ETCGH. The Company measures its deferred tax assets and liabilities using the tax rates applicable to those income tax returns. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes, as well as the tax effects of the net operating loss and tax credit carryovers. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Only those income tax benefits that management believes are more likely than not to be sustained are recognized. Such income tax benefits are measured at the largest dollar amount management believes is more likely than not to be sustained. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Management evaluates the recognition and measurement of any uncertain tax positions taken on the Company's income tax returns in the current year as well as in all past years that are still open to examination by tax authorities. Management's conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors.

Recent Accounting Developments
In February 2016, the Financial Accounting Standards Board, ("FASB"), issued Accounting Standards Update, ("ASU"), No. 2016-02, "Leases" and in July 2018 issued ASU No. 2018-10,

Codification Improvements to Leases (Topic 842), which replaces the existing guidance in ASC 840, "Leases".

Effective January 1, 2019, the Company adopted ASC Topic 842, Leases ("ASC 842"). The new guidance increases transparency by requiring the recognition of right to use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous U.S. GAAP requirement, which did not require lease assets and lease liabilities to be recognized for most leases. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a leasee, have not significantly changed from previous U.S. GAAP requirements.

On January 1, 2019, the effective date of ASC 842, existing leases of the Company were required to be recognized and measured. Additionally, any leases entered into during the year were also required to be recognized and measured. In applying ASC 842 and its practical expedients, the Company made an accounting policy election to (1) not to recognize the right of use assets and lease liabilities relating to short term leases and (2) reassess existing leases under the new definition of a lease. Implementation of ASC 842 included an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of the right of use assets and lease liabilities, which required subjective assessment over the determination of the associated discount rates to apply in determining the lease liabilities.

The adoption of ASC 842 resulted in the recording of operating lease right of use assets of $2,549,415 and operating lease liabilities of $2,713,582 at January 1, 2019. During the year ended December 31, 2019 no additional leases were entered into, resulting in recording no additional right of use assets and lease liabilities.

The Company determines if an arrangement is or contains a lease at inception. The Company's operating lease arrangements are comprised of real estate, facility leases and equipment. Right of use assets represent the Company's right to use the underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right of use assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of the lease payments. The present value of the lease payments was determined using a 4.0% incremental borrowing rate.

3. **Fair Value Measurement**

FASB ASC 820, *Fair Value Measurements,* establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation

techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Observable inputs other than quoted prices for the asset or liability (e.g. interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates).

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The level of input used for valuing securities is not necessarily an indication of the risk associated with investing in those securities.

Valuation techniques used for all fair value measurements:

      Classification: level 1 – Investment and trading securities
          Valuation methodology: Quoted market prices are used where available.

      Classification: level 2 – Investment and trading securities
          Valuation methodology: Relevant quotes from the appropriate clearing organization are used.

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis on December 31, 2019.

Assets Measured at Fair Value on a Recurring Basis
December 31, 2019

ASSETS	Level 1	Level 2	Level 3	Netting & Collateral	Total
Receivable from brokers, dealers and clearing organizations	$ 42,626	$ 2,645,171	$ –	$ –	$ 2,687,797

Liabilities Measured at Fair Value on a Recurring Basis
December 31, 2019

LIABILITIES	Level 1	Level 2	Level 3	Netting & Collateral	Total
Payable to brokers, dealers and clearing organizations	$ 743,639	$ –	$ –	$ –	$ 743,639

There were no transfers between level 1 and level 2 during the year.

The carrying values of certain financial assets and liabilities that are not carried at fair value on the Statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

Assets Not Measured at Fair Value on a Recurring Basis
December 31, 2019

ASSETS	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Receivable from brokers, dealers and clearing organizations	$ 14,151,034	$ 14,151,034	$ –	$ –	$ 14,151,034
Securities borrowed rebate receivables	1,035,150	1,035,150	–	–	1,035,150
	$ 15,186,184	$ 15,186,184	$ –	$ –	$ 15,186,184

Under the Company's clearing agreements with Lek and The Industrial and Commercial Bank of China, ("ICBC"), the Company maintained the minimum required deposit of $100,000 and $50,000 respectively at December 31, 2019, included in Receivable from brokers, dealers and clearing organizations in the Statement of financial condition. Currently ICBC provides only custodial services for certain chilled securities, which are unable to be transferred to the Company's DTC account. ETC self-clears all equity activity independently of ICBC.

Liabilities Not Measured at Fair Value on a Recurring Basis
December 31, 2019

LIABILITIES	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Payable to brokers, dealers and clearing organizations	$ 25,791,020	$ 25,791,020	$ –	$ –	$ 25,791,020
Securities loaned rebate payables	604,398	604,398	–	–	604,398
	$ 26,395,418	$ 26,395,418	$ –	$ –	$ 26,395,418

4. **Cash Segregated Under Federal and Other Regulations**

At December 31, 2019, cash totaling $49,313,814, has been segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the SEC and agreements for proprietary accounts of broker-dealers ("PAB").

5. **Deposits with Clearing and Depository Organizations**

Under the Company's clearing agreement with the DTC, the Company is required to maintain a minimum deposit of cash and/or shares of DTC. At December 31, 2019, the Company owned 85.8083 shares of DTC Common stock valued at $2,636,729 and 84.42 shares of $100 par value Preferred Stock, valued at $8,442. The Company also maintained a cash deposit in the participant fund of $32,500. These amounts are included in Receivable from brokers, dealers and clearing organizations in the Statement of financial condition.

Under the Company's clearing agreement with the NSCC, the Company is required to maintain a clearing fund deposit that equals or exceeds the total clearing fund requirement as computed by NSCC. Total clearing fund requirements vary from time to time based on the Company's activities with NSCC. At December 31, 2019, the Company had $6,421,000 on deposit in the NSCC clearing fund. The total NSCC clearing fund requirement at December 31, 2019 was $6,389,058 which includes an adequate assurance requirement of $3,000,000. Due to restrictions on NSCC clearing fund deposits, these amounts are not available for immediate operating net capital needs. The NSCC clearing fund deposit is included in Receivable from brokers, dealer and clearing organizations in the Statement of financial condition.

In accordance with the Company's clearing agreement with the OCC, the Company is required to maintain a clearing fund deposit that equals or exceeds the total clearing fund requirement as computed by OCC. At December 31, 2019, the Company had $512,785 on deposit in the OCC clearing fund, of which $500,527 was required, and $6,958 in cash deposited at OCC as margin, with a required balance of $0. These amounts are included in Receivable from brokers, dealers and clearing organizations in the Statement of financial condition.

6. **Receivable from and Payable to Brokers, Dealers and Clearing Organizations**

Amounts Receivable from and Payable to brokers, dealers and clearing organizations at December 31, 2019, consist of the following:

	Assets	Liabilities
Receivable/Payable from/to clearing organizations	$ 12,408,202	$ 743,733
Receivable/Payable from/to brokers & dealers	4,015,274	25,548,167
Failed to deliver/Failed to receive	415,355	242,759
	$ 16,838,831	$ 26,534,659

7.   **Receivable from and Payable to Customers**

Amounts receivable from and payable to customers include amounts due or held in cash and margin transactions.   Receivables from customers are generally fully secured by securities held in customers' accounts.   The value of securities owned by customers and held as collateral for the receivables is not reflected in the accompanying Statement of financial condition.

8.   **Bank Loans**

The Company is a party to a broker loan and security agreement with BMO Harris Bank N.A. ("BMO") that provides a revolving uncommitted secured lending facility with a maximum borrowing amount of $50,000,000. Interest is charged on amounts borrowed overnight at a per annum rate of 3.05%, which is based on Fed Funds overnight Rate plus 1.50%.   Up to $25,000,000 of these loans are available on an intraday loan basis (Day Loan). Day Loans bear interest at a rate of 1.00% per annum. There were no amounts outstanding under this facility at December 31, 2019.

The Company entered into a loan authorization agreement with BMO on October 23, 2019 that provides a revolving, uncommitted and unsecured credit facility with a maximum borrowing amount of $10,000,000. Interest is charged on amounts borrowed at a per annum rate of 4.05%, based on Fed Funds overnight Rate plus 2.5%. A facility fee of 0.50% is paid quarterly. This facility is solely for the purpose of financing NSCC Deposit requirements and customer withdrawals from the Reserve Account. There were no amounts outstanding under this facility at December 31, 2019.

The Company is a party to a broker loan and security agreement with Texas Capital Bank, National Association that provides a revolving, uncommitted and secured lending facility with a maximum borrowing amount of $25,000,000.   Interest is charged on amounts borrowed overnight at a per annum rate of 2.65% at December 31, 2019, which is based on the Fed Funds Target Rate plus 1.15%. There were no amounts outstanding under this facility at December 31, 2019.

9.   **Transactions with Related Parties**

The Company was a party to a management agreement under which the Company paid monthly fees to ETCGH. This agreement was terminated effective September 1, 2019.

The Company has a service agreement with an affiliate, ETC Processing Technologies, LLC ("ETCPT") under which the Company pays a monthly fee for back office technology and support services, IT support and equipment maintenance services.

On September 17, 2019, the Company entered into a support services agreement with its affiliate, Apex Clearing Corporation, ("Apex").   Services provided include consultative and support services associated with business operations and process improvements. These services are charged by Apex monthly, based on actual costs. As of December 31, 2019, $129,419 was owed to Apex for these services and is included in the Statement of financial condition.

The Company was a party to an uncommitted, unsecured revolving line of credit with ETCGH. Interest was charged per annum at the Effective Fed Funds Rate, payable on a monthly basis with a maximum borrowing facility amount of $15,000,000. Any utilization of this line of credit was subject to availability of funds and approval by the ETCGH's Board of Directors. Pursuant to the Agreement, on September 6, 2019, the $11,000,000 outstanding balance of this facility was converted and contributed as additional paid-in capital of the Company, after which the line of credit was cancelled.

On August 9, 2019 the Company entered into an uncommitted, unsecured revolving line of credit with Peak6 ETC, with a maximum borrowing facility of $10,000,000. Interest accrues at a rate of 10% per annum which is payable on the maturity date, August 8, 2020. As of December 31, 2019, there was no balance outstanding.

In the ordinary course of business, the Company conducts securities borrowing and lending transactions with Apex. Included in Securities borrowed is $11,049,982 of open transactions with Apex. There were no Securities loaned balances open with Apex as of December31, 2019.

10.   **Collateralized Transactions**

The Company enters into securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the overall Company's operations. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master securities lending, netting and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty. These collateral agreements also provide a mechanism for an efficient closeout of transactions. The Company's policy is generally to take possession of securities borrowed and for securities loaned to receive cash as collateral. The Company also monitors the fair value of the underlying securities borrowed or loaned as compared with the related receivable or payable, and as necessary, requests additional collateral as provided under the applicable agreements to ensure such transactions are adequately collateralized.

Under applicable accounting guidance, there were no balances netted under securities borrowed and securities loaned in the Statement of financial condition. All securities borrowed and securities loaned transactions were executed on an overnight or open basis, which allows for the collateral to be returned, as deemed necessary.

	Gross amounts of recognized assets	Gross amounts offset on the Statement of financial condition	Net amounts of assets presented on the Statement of financial condition	Gross amounts not offset on the Statement of financial condition		Net amount
				Financial instruments	Collateral received	
Securities borrowed $	89,428,082 $	- $	89,428,082 $	- $	(7,038,500) $	82,389,582

Note: All Securities borrowed are included in Securities borrowed on the Statement of financial condition.
Collateral received represents securities loaned to the same counter party.

	Gross amounts of recognized liabilities	Gross amounts offset on the Statement of financial condition	Net amounts of liabilities presented on the Statement of financial condition	Gross amounts not offset on the Statement of financial condition		Net amount
				Financial instruments	Collateral pledged	
Securities loaned $	44,391,792 $	- $	44,391,792 $	- $	(27,775,600) $	16,616,192

Note: All Securities loaned are included in Securities loaned on the Statement of financial condition.
Collateral pledged represents securities borrowed with the same counter party.

11. Subordinated Borrowings

The Company had two subordinated borrowings, each with ETCGH for $1,000,000 and $2,000,000 with Automatic Rollover Provisions for extensions of future maturity dates. Respectively, the loans were set to mature on August 30, 2020 and April 28, 2020, bore interest per annum at 16.5% and 15%.

On September 9, 2019, pursuant to the Agreement, and as a component of the acquisition of ETCGG by Peak6 ETC, both subordinated borrowings were converted into additional paid-in capital in the Company.

The subordinated borrowings were with related parties and were available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings were required for the Company's continued compliance with minimum net capital requirements, they may not have been be repaid.

12. Concentrations of Credit Risk

In the normal course of business, the Company executes and settles securities activities with customers, brokers and dealers and affiliates. These securities transactions are completed on a cash or margin basis. The Company is exposed to risk of loss on these transactions in the event

the counterparty or affiliate fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices.

The Company engages in various securities activities with a diverse group of domestic and foreign counterparties. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities activities can be directly impacted in volatile trading markets which may impair the ability of the counterparties to satisfy their obligations to the Company.

In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin guidelines, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market prices to fulfill the customers' obligations. The Company seeks to control the risks associated with its customer activities by requiring them to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors the required margin levels daily, and pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

In connection with securities financing activities, the Company enters into securities borrowing and lending arrangements which may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

13. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

14. Lease Obligations

The Company operates from leased office space in Los Angeles and New York. On November 2, 2015, the Company amended the Los Angeles lease to rent additional space with an annual increase in lease payments of 3% per year. The lease is scheduled to expire on December 31, 2023. The New York office space is sub-leased from Apex on a month-to-month basis.

The Company evaluated the effect of ASU Topic 842 and determined there is no material effect on stockholder's equity and related disclosures or on net capital when the ASU is read in conjunction with the SEC's no action letter on this topic.

The Company has entered into various software and service leases that result in non-cancelable obligations for various periods of time in its normal course of operations approximating $973,000.

As of December 31, 2019, maturities of the outstanding operating lease liabilities are approximately as follows:

Year Ending	Equipment	Facilities	Totals
December 31, 2020	$ 46,782	$ 606,866	$ 653,648
December 31, 2021	17,301	658,763	676,064
December 31, 2022	-	679,229	679,229
December 31, 2023	-	345,128	345,128
Total operating leases	64,083	2,289,986	2,354,069
Less discount	(1,827)	(160,812)	(162,639)
Net lease liability	$ 62,256	$ 2,129,174	$ 2,191,430

During 2019, the Company paid for amounts included in the measurement of the operating lease liability of $621,395.

The Company's outstanding operating lease liabilities have a weighted average discount rate of 4% per annum and the weighted average lease term is approximately 22 months.

15. **Stockholder's Equity**

The Company is authorized to issue 10,000,000 shares of preferred stock and 10,000,000 shares of common stock, each at a par value of $0.001 per share. As of December 31, 2019, ETCGH was the owner of 100% (4,917,735 shares) of the issued common stock of the Company. During 2019, the Company received additional paid-in capital contributions from ETCGH that totaled $14,000,000 (see notes 9 and 11).

16. **Income Taxes**

The Company's taxable income or loss is included in the consolidated tax returns filed by ETCGH and ACH. In the consolidated tax returns, the Company's taxable income or loss is added to ETCGH's or ACH's taxable income or loss in arriving at the consolidated taxable income or loss. If the current year consolidation results in taxable income, then such income may be further offset by carry-forward losses in the consolidated returns, subject to Internal Revenue Code section 382, ("IRC 382"), which limits net income that can be offset by net operating losses after an ownership change. Pursuant to a tax sharing agreement with ACH for the year 2019 any utilization by ACH of the Company's tax losses, including any carryovers thereof, will be paid to the Company.

With the closing of the Agreement, the Company determined that an "ownership change" has occurred and is currently evaluating what the annual limitation on NOLs will be in the future periods for the approximately $19.5 million of NOL carryforwards at December 31, 2019. The Company does not have a long-term tax sharing agreement with ACH and, as such, has recorded a valuation allowance on the entire NOL. The net operating losses generated thru December 31, 2017 will expire between the years 2029 and 2037. The net operating loss relating to 2018 activities and thereafter have an indefinite life.

The Company recorded a receivable from ACH of $348,000 at December 31, 2019 consisting of the tax benefit of current 2019 taxable losses generated since the closing of the Agreement together with ACH's ability to utilize the Company's net operating loss carryforward in its 2019 return, subject to the limitation imposed by IRC 382.

As of December 31, 2019, all tax years after 2015 remain open for tax authority examinations. Neither ETCGH, nor ACH has received any notices of examination from any tax authorities for any of the open tax years. The carry-forward losses are subject to annual limitations.

17. **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method which requires the maintenance of minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2019, the Company had net capital of $34,957,026 of which $33,724,335 was in excess of its required minimum net capital of $1,232,691.

18. **Cash Segregated under Federal and Other Regulations**

As a registered broker-dealer, the Company is subject to the Customer Protection Rule ("Rule 15c3-3") under the Securities Exchange Act of 1934. The Rule requires the deposit of cash and/or qualified securities, as defined, in special reserve accounts for the exclusive benefit of customers.

As of January 2, 2020, the Company made a computation related to Customer Rule 15c3-3 and was required to maintain a balance of $36,002,834 in the special reserve accounts. The Company had segregated cash in demand accounts with a value of $39,025,365 as of December 31, 2019. On January 2, 2020, the Company made a cash deposit of $250,000 into these accounts for a total remaining cash balance of $39,275,365.

As of January 2, 2020, the Company made a computation related to the reserve requirement for Proprietary Accounts of Brokers ("PAB") and was required to maintain a balance in the special reserve accounts of $7,621,994. The Company had segregated cash in demand accounts with a value of $10,288,448 as of December 31, 2019. On January 2, 2020, the Company made a cash withdrawal of $1,200,000 from these accounts for a total remaining cash balance of $9,088,448.

19.   **Contingencies**

FINRA Inquiry
In 2019, FINRA requested documentation and information regarding order routing and trading activities of two clients of the Company during 2017 thru 2019. Certain exchanges and the SEC have also initiated inquiries into this matter. The Company terminated its relationship with these clients regarding the activities in question and is cooperating with regulatory authorities with respect to the ongoing inquiries. Any future actions, development or outcomes cannot be determined at this time.

Other Inquiries
From time to time the Company may become involved in various claims and regulatory inquiries or examinations in the ordinary course of conducting its business. The Company is not aware of any contingencies relating to such matters that would require accrual or disclosure in the financial statements at December 31, 2019.

20.   **Employee Benefit Plans**

The Company has a defined contribution 401(k) plan for employees whereby contributions are determined at the discretion of the Board of Directors of ETCGH. The assets of the defined benefit plan are principally invested in fixed income and equity securities, held by a third-party trustee and managed by third party investment advisors. In 2020 the plan assets will be merged into the defined contribution plan of Apex.

21.   **Pledged Assets**

At December 31, 2019, the approximate fair values of collateral received which may be sold or repledged by the Company were:

Sources of collateral		
Securities received in securities borrowed vs. cash transactions	$	87,173,623
Total	$	87,173,623
Uses of collateral		
Securities lent in securities loaned vs. cash transactions	$	43,732,320
Total	$	43,732,320

The Company is a member of numerous exchanges and clearing organizations. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearing organization, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearing organizations often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the Statement of financial condition for these arrangements.

22.   **Subsequent Events**

The Company evaluates subsequent events through the date on which the financial statements were issued. Other than the below items, there have been no material subsequent events that occurred during this period that would require an adjustment to this Statement of financial condition.

On January 7, 2020 ETCGH, the former parent, was merged into the Company.

In February 2020, the Company and FINRA agreed upon a settlement for findings from the 2016 and 2017 cycle exams that did not materially impact the Statement of financial condition.

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